UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of E&P assets in Espírito Santo

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Rio de Janeiro, August 03, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 01/29/2021, informs that yesterday it has finalized the sale of all its stakes in the producing fields of Peroá and Cangoá, and in the BM-ES-21 concession (Malombe Discovery Evaluation Plan) jointly called Peroá Cluster, located in the Espírito Santo Basin to the company 3R Petroleum Offshore S.A., previously called OP Energia Ltda.

The transaction was concluded with payment at sight of US$ 8.07 million to Petrobras, already with the adjustments provided for in the contract. The amount received yesterday is in addition to the US$ 5 million paid to Petrobras when the purchase and sale contract was signed. In addition to this amount, Petrobras is expected to receive up to US$ 42.5 million in contingent payments, depending on future Brent prices and asset development.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown a great competitive edge over the years.

About Peroá Cluster

Petrobras holds 100% stakes in the Peroá and Cangoá fields, located in shallow waters, whose average production from January to June 2022 was about 572 thousand m3/day of non-associated gas, and 100% stakes in the BM-ES-21 exploratory block, located in deep waters, where the Malombe discovery is located.

About 3R Petroleum

3R Petroleum Óleo e Gás S.A., a company listed on B3's New Market, is a company focused on the redevelopment of mature and producing fields. The redevelopment of offshore fields is carried out by 3R Petroleum Offshore S.A., formerly OP Energia Ltda.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20331-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer